1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 21, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RESOLUTIONS PASSED AT THE 2006 ANNUAL GENERAL MEETING AND
APPOINTMENT OF SENIOR MANAGEMENT

The 2006 Annual General Meeting ("2006 AGM") of Aluminum Corporation of China Limited (the "Company") was convened on 18 May, 2007. All resolutions as set out in the Notice of Annual General Meeting dated 26 March, 2007, together with the announcement dated 26 April, 2007 in relation to the changes of director candidates of the Company, were duly passed at the 2006 AGM.

At the first meeting of the third session of the Board of Directors held on 18 May, 2007, Mr. Ding Haiyan and Mr. Jiang Yinggang were appointed as Vice Presidents of the Company.

RESOLUTIONS PASSED AT THE 2006 AGM

Reference is made to the Notice of Annual General Meeting dated 26 March, 2007, together with the announcement dated 26 April 2007 in relation to the changes of director candidates of the Company, to convene the 2006 AGM of the Company on 18 May, 2007.

At the 2006 AGM, the following resolutions were passed as resolutions:

	ORDINARY RESOLUTIONS	For	Against	Abstain
1.	The Report of the Directors of the Company for the year ended 31 December, 2006 was approved;	10,364,178,897 99.99%	949,200 0.01%	0 0%
2.	The Report of the Supervisory Committee of the Company for the year ended 31 December, 2006 was approved;	10,363,927,247 99.99%	1,200,850 0.01%	0 0%
3.	The report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended 31 December, 2006 was approved;	10,364,179,897 99.99%	948,200 0.01%	0 0%
4.

The proposals for profit distribution and declaration of final dividend of the Company for the year ended 31 December, 2006 were approved (Note: The Company had completed the issue of A Shares to acquire Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co., Ltd. and the Company will separately convene a special general meeting to declare and approve the final dividend of the Company for the year 2006);

		10,395,625,875 99.98%	1,888,575 0.02%	0 0%
5.	The remuneration of the Directors and Supervisors of the Company for the year ending 31 December, 2007 was approved;	10,381,559,750 99.86%	114,866,700 0.14%	0 0%
6.

The termination of office as a whole of the second session of the Board of Directors of the Company upon the conclusion of the 2006 AGM was approved; 9 Directors were appointed to the third session of the Board of Directors of the Company, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors). The biographical details of the Directors of the third session of the Board are set out in the section under "The Directors of the Third Board of Directors".

		9,516,516,083 91.53%	212,828,442 2.05%	668,169,925 6.43%
7.

The termination of office as a whole of the second session of the Supervisory Committee upon the conclusion of the 2006 AGM was approved, and the 3 former supervisors, Mr. Ao Hong and Mr. Zhang Zhankui, were appointed as the members of the third session of the Supervisory Committee with effect from the conclusion of the 2006 AGM (Mr. Yuan Li was elected as staff representative supervisor of the Company.)

		10,158,979,623 97.72%	237,034,827 2.28%	0 0%
8.

The appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Chinese Charaters) as the Company's international auditors and PRC auditors, respectively, to hold office until the conclusion of the next annual general meeting be approved, and the audit committee of the Board of Directors be authorized to determine their remuneration.

		10,397,301,650 99.99%	949,850 0.01%	0 0%

	SPECIAL RESOLUTIONS	For	Against	Abstain
9.

The unconditional general mandate to the Board of Directors to issue and allot additional shares of 20% of the total nominal value of H shares in the capital of the Company based on terms as stated in Resolution 10 contained in the notice of AGM of the Company was granted and approved.

		10,051,466,287 96.63%	350,243,759 3.37%	0 0%
10.

The Company was authorised to issue short-term bonds, and the Board of Directors be authorized to sign such necessary documents and to do such things and acts for the purpose of the issue of the short-term bonds.

		10,117,933,828 97.30%	280,232,248 2.70%	0 0%

THE DIRECTORS OF THE THIRD BOARD OF DIRECTORS

Executive Directors

Xiao Yaqing, 48, is the Chairman of the Board and Chief Executive Officer of the Company. He has been employed by the Company since 2004. Mr. Xiao is the Chairman of the Remuneration and Nomination Committee of the Board of the Company and is also the President of Aluminum Corporation of China ("Chinalco"). Mr. Xiao graduated from Central South University of Industry majored in pressure processing and received a doctorate degree. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has substantial academic achievement as well as more than twenty years' extensive practical experience in the fields of metallic materials and management. He formerly served as the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He had also served as the General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and a Deputy President of Chinalco.

Luo Jianchuan, 44, is an Executive Director and the President of the Company. He has been employed by the Company since 2001. Mr. Luo graduated from Central South University of Industry majored in resources and environment economy and received a doctorate degree. Mr. Luo is a senior engineer with about 20 years of experience in non-ferrous metal import and export trading management and extensive professional experience in trading and corporate management. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, a Manager of Haikou Nanxin Industry & Commerce Corporation, an Assistant to the General Manager of Jinpeng Mining Development Corporation, a Deputy General Manager and the General Manager of Beijing Xinquan Tech-trading Corporation, an Assistant to the General Manager of China Non-ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited, the General Manager of the Operations and Sales Division of the Company and the Vice President of the Company.

Chen Jihua, 39, is an Executive Director, Vice President and Chief Financial Officer of the Company. He has been employed by the Company since 2001. Mr. Chen holds a Master's degree from Central University of Finance and Economics. Mr. Chen has participated in a wide range of corporate and financial management projects. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, the Financial Controller of Red Bull Vitamin Beverages Company Limited and the Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited. He also formerly served as the Financial Controller with Jitong Network Communications Company Limited.

Liu Xiangmin, 45, is an Executive Director and Vice President of the Company. He has been employed by the Company since 2001. Mr. Liu graduated from Central South Institute of Mining majoring in non-ferrous metal science and has also obtained a Doctorate degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive professional experience in the fields of non-ferrous metals metallurgy and corporate management. Mr. Liu previously served as a Deputy Head and then the Head of the Alumina branch of Zhongzhou Aluminum Plant, a Deputy Head of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

Non-executive Directors

Shi Chungui, 67, is a Non-executive Director of the Company and a member of the Expert Advisory Committee of China Cinda Asset Management Corporation. He has been employed by the Company since 2005. Mr. Shi is a senior economist. He graduated from Northeast University of Finance and Economics and majored in accounting. He has extensive experience in finance, government and corporate management. Mr. Shi was previously the Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, the President of Hebei Branch of China Construction Bank, the President of Beijing Branch of China Construction Bank, a Deputy President of the Head Office of China Construction Bank and a Deputy President of China Cinda Asset Management Corporation.

Helmut Wieser, 53, is a Non-executive Director of the Company and the Vice Executive President of Alcoa International (Asia) Limited ("Alcoa") and Group President responsible for Alcoa's global mill products, rigid packaging and hard alloy extrusion businesses. He also oversees Alcoa's businesses in the Asia Pacific region. In addition, Helmut is a member of the Alcoa Executive Council. He joined Alcoa in 2000 as Vice President, operations for Alcoa's flat-rolled products group in Europe based in Geneva and a year later was named President of the group. He was elected Vice President of Alcoa in 2004, when he was named President of the North American and European Mill Products Organization, and was elected executive Vice President in 2005. Prior to joining Alcoa, Mr. Wieser was an executive member of the board and Chief Operating Officer of Austria Metal Group. Helmut received a Master's degree in mechanical engineering and economics in 1981 from the University of Graz.

Independent Non-executive Directors

Poon Yiu Kin, Samuel, 47, is an Independent Non-executive Director of the Company and the Chairman of the Audit Committee. Mr. Poon was appointed as the Independent Non-executive Director of the Company in 2005. He holds a Master of Business Administration degree from London Business School and a Bachelor's degree in Business Administration from The Chinese University of Hong Kong. Mr. Poon is also an Independent Non-executive Director of Yue Yuen Industrial (Holdings) Limited and a member of Executive Committee and Honorary Treasury of English Schools Foundation. He is also a member of Advisory Committee of the Hong Kong Securities and Futures Commission and Joint Committee on Student Finance of Education and Manpower Bureau, and an adjunct Professor of Beijing University, National Chengchi University of Taiwan and The Chinese University of Hong Kong. Mr. Poon formerly served as a Managing Director as well as various positions in Merrill Lynch, including as the co-head of corporate finance and head of debt capital markets of the Asia Pacific region, and head of corporate finance of Europe, the Middle East and Africa.

Kang Yi, 66, is an Independent Non-executive Director of the Company and the Chairman of the Remuneration Committee. Mr. Kang was appointed as an Independent Non-executive Director of the Company in 2004. Mr. Kang graduated in 1965 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, and is a professor-grade senior engineer. Mr. Kang is the Chairman of the China Non-ferrous Metals Industry Association. He is also a member of the national Committee of the Chinese People's Political Consultative Conference ("CPPCC"), a member of the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and an Independent Non-executive Director of Jiangxi Copper Company Limited and Baotou Aluminum Corporation Limited. Mr. Kang once served as the factory manager of Qingtongxia Aluminum Plant, the Head of the Economic Committee of Ningxia Hui Autonomous Region, a Deputy General Manager of China Non-ferrous Metals Industry Corporation, and a Deputy Head of the State Non-ferrous Metals Industry Bureau.

Zhang Zuoyuan, 73, is an Independent Non-executive Director of the Company. Mr. Zhang is a member of Academy of Chinese Academy of Social Sciences and a researcher of Institute of Economics. He graduated from the Faculty of Economics of Zhongnan University of Economics and Laws and had served as assistant researcher, deputy researcher and researcher of the Institute of Economics the in Chinese Academy of Sciences; director and researcher of the Institute of Finance, Trade and Economics; director and researcher of the Institute of Industrial Economics, and director and researcher of the Institute of Economics. He had also been a tutor of doctorate students and chief editor of Finance & Trade Economics and Economics Research Journal. Mr. Zhang has extensive professional experience in the political and economics fields, pricing and marketing. He is a member of the Ninth and Tenth Sessions of CPPCC, deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Studies, director of Chinese Society for Cost Studies and Secretary-General of Foundation of Sun Ye Fang Economics and Science.

The appointment of the senior management

The Board of Directors announced, at the first meeting of the third Board of Directors held on 18 May 2007, the appointment of Mr. Ding Haiyan and Mr. Zhang Yinggang as Vice Presidents of the Company.

Ding Haiyan, 49, is a Vice President of the Company and has been employed by the Company since 2001. As a holder of a Master's degree in Labor Economics and a Doctorate candidate, Mr. Ding is a senior economist with extensive experience in labor, wages, insurance, merger and acquisition of enterprises and capital operation. He once served as a Director of Labor Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Non-ferrous Metals Industry Corporation, Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as a Manager of the Department of Asset Management, a Deputy Director of the Listing Office and Assistant to president of Chinalco, and an Executive Director and the Secretary of the Board of the Company.

Jiang Yinggang, 44, is a Vice President of the Company and the General Manager of Qinghai Branch of the Company. Mr. Jiang has a Bachelor degree and a Master degree in non-ferrous metal engineering. He is a professor-grade senior engineer and has served as Deputy Head and then Head of Corporate Management Department of Qinghai Aluminum Plant, the Head of Qinghai Aluminum Smelter, Deputy General Manager and General Manager of Qinghai Aluminum Company Limited, and General Manager of Qinghai branch of the Company.

General

As at the date of this announcement, the members of the Board of Directors include Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin (Executive Director), Mr. Helmut Wieser, Mr. Shi Chungui (Non-executive Director), Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Director)

As at the date hereof, the Supervisory Committee of the Company comprises 2 members, namely Mr. Ao Hong and Mr. Zhang Zhankui, who were appointed by the shareholders of the Company at the 2006 AGM, and Mr. Yuan Li was elected as the staff representative supervisor of the Company.

By Order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 18 May 2007 * For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary